EXHIBIT (a)(1)(xvi)

HGS Stock Option Exchange Tender Offer

Charles Schwab Stock Plan Services
Mail Stop 04715
9601 East Panorama Circle
Englewood, CO 80117

Toll-Free: 1-800-654-2593

On May 20, 2004, at Human Genome Sciences’ Annual Meeting of Stockholders, the proposed stock option exchange program was approved. This program provides an opportunity for eligible employees with higher-priced stock options to trade them for replacement stock options that will be issued in the future.

This offer commenced on June 14, 2004. It was announced via an all-employee email that included the official tender offer, accompanying forms, and copies of prior emails (see below for all of these documents). Please make sure you read all of these materials carefully because they contain important, time-sensitive information about the program.

While all employees received the announcement, only employees holding stock options priced at $35 or above may participate in the program. The top six Executive Officers are excluded from this program, as well as any employee who has received HGS stock options since December 13, 2003. If you are holding stock options priced at $35 or above, and you have received stock options since December 13, 2003, you may still participate in this program, but the options received since December 13, 2003 must be cancelled.

Stock Option Information Sheets were mailed to eligible employees on June 14. If you have not yet received an information sheet, another way to check your option holdings in the meantime is to log on to the Charles Schwab website (you will need to create an account if you do not already have one). If you elect to participate, you must attach your Stock Option Information Sheet to your Election Form, and they must be submitted to Dawn Yager in Human Resources by July 12, 2004.

•	Charles Schwab Stock Plan Services

If you are holding stock options priced at $35 or above, please plan to attend one of the briefings being held between June 15 and June 25. Please sign up for the briefing you would like to attend.

•	Schedule of Briefings and Sign-Up

The attached calculation tool has been provided to assist you in evaluating your stock option position.

•	Stock Option Exchange Projection Tool

Tender Offer and Selected Excerpts

•	Human Genome Sciences Offer to Exchange (full document, 41 pages)

•	Questions and Answers

•	Election Form

•	Withdrawal Form

If you have additional questions, please email: Option_Exchange@hgsi.com